For Immediate Release	TSX: THO

TAHOE ADOPTS SHAREHOLDER RIGHTS PLAN

VANCOUVER, B.C. (March 3, 2011) – Tahoe Resources Inc. (“Tahoe” or the “Company”) (TSX: THO) announced that its Board of Directors has approved the adoption of a Shareholder Rights Plan (the “Rights Plan”). The Rights Plan helps ensure the fair treatment of Tahoe’s shareholders in the event of any transaction involving a change of control of the Company.

The Rights Plan provides Tahoe’s board and shareholders with additional time to evaluate any unsolicited takeover bids and provides the board with adequate time, where appropriate, to seek out alternatives to maximize shareholder value. The Rights Plan is effective immediately and is subject to approval by shareholders at the annual meeting of Tahoe shareholders to be held on May 2, 2011. Tahoe believes the Rights Plan is consistent with current institutional investor guidelines.

The Rights Plan has not been instituted in response to any proposal to acquire control of Tahoe, nor is Tahoe aware of any such proposals. A copy of the Rights Plan is available on SEDAR at www.sedar.com.

About Tahoe Resources Inc.
Tahoe’s strategy is to develop the Escobal Project into a profitable mining operation and to position itself as a leading silver producer with high quality, low cost assets in the Americas. Additional information is available on Tahoe’s website: www.tahoeresourcesinc.com.

Tahoe’s shares are traded on the Toronto Stock Exchange under the symbol THO.

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Forward Looking Statements
This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, which is also referred to as “forward-looking statements.” Wherever possible, words such as “plans,” “expects,” or “does not expect,” “budget,” “scheduled,” “estimates,” “forecasts,” “anticipate” or “does not anticipate,” “believe,” “intend,” and similar expressions or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information. In particular, this news release describes future events and conditions related to the expected effects of the Rights Plan and Tahoe’s plans for the Escobal Project. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions on the date of this news release. These are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to carry on exploration and development activities, the timely receipt of required approvals, the price of silver and other metals, Tahoe’s ability to operate in a safe, efficient and effective manner and Tahoe’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, many of which are beyond the Company’s control. These factors include, but are not necessarily limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, project cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s prospectus available at www.sedar.com.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Business Director
investors@tahoeresourcesinc.com
Tel: 775-448-5807
Mobile: 775-771-1461
Fax: 775-562-8888